UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ConvergeOne Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

212481105

(CUSIP Number)

c/o CVC Advisors (U.S.) Inc.

Attention: Jennifer Gleeson

712 Fifth Avenue, 43rd Floor

New York, New York 10019

(212) 265-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons PVKG Intermediate Holdings Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) BK and OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 76,136,103
	9	Sole dispositive power 0
	10	Shared dispositive power 76,136,103

11	Aggregate amount beneficially owned by each reporting person 76,136,103
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 97.6%
14	Type of reporting person (see instructions) CO

1	Names of reporting persons PVKG Investment Holdings Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) BK and OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 76,136,103
	9	Sole dispositive power 0
	10	Shared dispositive power 76,136,103

11	Aggregate amount beneficially owned by each reporting person 76,136,103
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 97.6%
14	Type of reporting person (see instructions) CO

1	Names of reporting persons PVKG Investment US L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) BK and OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 76,136,103
	9	Sole dispositive power 0
	10	Shared dispositive power 76,136,103

11	Aggregate amount beneficially owned by each reporting person 76,136,103
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 97.6%
14	Type of reporting person (see instructions) PN

1	Names of reporting persons PVKG Investment US G.P. LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) BK and OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 76,136,103
	9	Sole dispositive power 0
	10	Shared dispositive power 76,136,103

11	Aggregate amount beneficially owned by each reporting person 76,136,103
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 97.6%
14	Type of reporting person (see instructions) OO

1	Names of reporting persons CVC Capital Partners VII AIV (Delaware) LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) BK and OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 76,136,103
	9	Sole dispositive power 0
	10	Shared dispositive power 76,136,103

11	Aggregate amount beneficially owned by each reporting person 76,136,103
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 97.6%
14	Type of reporting person (see instructions) PN

1	Names of reporting persons PVKG Jersey L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) BK and OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Jersey

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 76,136,103
	9	Sole dispositive power 0
	10	Shared dispositive power 76,136,103

11	Aggregate amount beneficially owned by each reporting person 76,136,103
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 97.6%
14	Type of reporting person (see instructions) PN

1	Names of reporting persons PVKG Jersey GP Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) BK and OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Jersey

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 76,136,103
	9	Sole dispositive power 0
	10	Shared dispositive power 76,136,103

11	Aggregate amount beneficially owned by each reporting person 76,136,103
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 97.6%
14	Type of reporting person (see instructions) OO

1	Names of reporting persons CVC Capital Partners VII Associates L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) BK and OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Jersey

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 76,136,103
	9	Sole dispositive power 0
	10	Shared dispositive power 76,136,103

11	Aggregate amount beneficially owned by each reporting person 76,136,103
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 97.6%
14	Type of reporting person (see instructions) PN

1	Names of reporting persons CVC Capital Partners Investment Europe VII L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) BK and OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Jersey

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 76,136,103
	9	Sole dispositive power 0
	10	Shared dispositive power 76,136,103

11	Aggregate amount beneficially owned by each reporting person 76,136,103
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 97.6%
14	Type of reporting person (see instructions) PN

1	Names of reporting persons CVC Capital Partners VII (A) L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) BK and OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Jersey

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 76,136,103
	9	Sole dispositive power 0
	10	Shared dispositive power 76,136,103

11	Aggregate amount beneficially owned by each reporting person 76,136,103
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 97.6%
14	Type of reporting person (see instructions) PN

1	Names of reporting persons CVC Capital Partners VII Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) BK and OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Jersey

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 76,136,103
	9	Sole dispositive power 0
	10	Shared dispositive power 76,136,103

11	Aggregate amount beneficially owned by each reporting person 76,136,103
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 97.6%
14	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Shares”), of ConvergeOne Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 3344 Highway 149, Eagan, Minnesota 55121.

Item 2.	Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

CVC Capital Partners VII Limited (“CVC VII GP”)

CVC Capital Partners VII (A) L.P. (“CVC VII (A)”)

CVC Capital Partners Investment Europe VII L.P. (“CVC Investment Europe VII”)

CVC Capital Partners VII Associates L.P. (“CVC VII Associates”)

CVC Capital Partners VII AIV (Delaware) LP (“CVC VII AIV”, together with CVC VII (A), CVC Investment Europe VII and CVC VII Associates, “CVC VII”)

PVKG Jersey GP Limited (“PVKG Jersey GP”)

PVKG Jersey L.P. (“PVKG Jersey LP”)

PVKG Investment US G.P. LLC (“PVKG US GP”)

PVKG Investment US L.P. (“PVKG Investment US”)

PVKG Investment Holdings Inc. (“PVKG Investment Holdings”)

PVKG Intermediate Holdings Inc. (“Parent”)

Each of CVC VII GP, CVC VII (A), CVC Investment Europe VII, CVC VII Associates, PVKG Jersey GP and PVKG Jersey LP is organized in Jersey. Each of CVC VII AIV, PVKG US GP, PVKG Investment US, PVKG Investment Holdings and Parent is organized under the laws of the State of Delaware.

The address of the principal business and principal office of PVKG US G.P., PVKG Investment US, PVKG Investment Holdings and Parent is c/o CVC Advisors (U.S.) Inc., 712 Fifth Avenue, 43rd Floor, New York, New York 10019. The address of the principal business and principal office of CVC VII GP, CVC VII, PVKG Jersey GP, and PVKG Jersey LP is c/o CVC Capital Partners VII Limited, 1 Waverley Place, Union Street, St. Helier, Jersey JE1 1SG, Channel Islands.

CVC VII is a private investment fund focused on making investments in a variety of industries. The principal business activity of Parent is serving as a holding company for the Issuer. The principal business activity of PVKG Investment Holdings is serving as a holding company for Parent. The principal business activity of PVKG Investment US is serving as a holding company for PVKG Investment Holdings. The principal business activity of PVKG US GP is serving as the general partner of PVKG Investment US. The principal business activity of PVKG Jersey LP is serving as a holding company for PVKG Investment US and PVKG US GP. The principal business activity of PVKG Jersey GP is serving as the general partner of PVKG Jersey LP. The principal business activity of CVC VII GP is serving as the general partner of CVC VII.

The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of CVC VII GP, Parent and PVKG Investment Holdings (collectively, the “Related Persons,” and each a “Related Person”) are set forth on Exhibit 1 attached hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Related Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Related Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons estimate that the total amount of funds required to consummate the Offer and the Merger (each as defined below), including the acquisition of all outstanding Shares pursuant to the Offer and the Merger (each as defined below) and the repayment of debt obligations of the Issuer, was approximately $1.9 billion. The aggregate purchase price and related fees and expenses were funded by proceeds from (i) debt financing pursuant to which (A) Wells Fargo Bank, National Association acted as lead arranger and bookrunner for the ABL Facility (as defined in the Offer to Purchase), (B) each of Deutsche Bank Securities Inc. (“DBSI”), UBS Securities LLC (“UBS Securities”), Citigroup Global Markets Inc. (together with certain of its affiliates, “Citi”), Macquarie Capital (USA) Inc. (“Macquarie Capital”) and SG Americas Securities, LLC (“SG”) acted as a lead arranger and bookrunner for the First Lien Facilities (as defined in the Offer to Purchase) and (C) each of UBS, DBSI, Citi, Macquarie Capital and SG acted as a lead arranger and bookrunner for the Second Lien Term Facility (as defined in the Offer to Purchase) and (ii) equity contributions from CVC VII.

Item 4.	Purpose of Transaction

Merger Agreement

(a), (b) On November 6, 2018, PVKG Merger Sub, Inc. (“Purchaser”) and Parent entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer. Pursuant to the Merger Agreement, among other things, on November 21, 2018, Purchaser commenced a tender offer (the “Offer”) to acquire all of the outstanding Shares for $12.50 per Share (the “Offer Price”), net to the seller in cash, without interest and less any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018 (as amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”).

The Offer expired at 5:00 p.m., Eastern time, on January 3, 2019 (the “Expiration Time”), and Purchaser accepted for payment an aggregate of 73,678,798 Shares, representing approximately 94.4% of the outstanding Shares. As of the Expiration Time, pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase, 1,141,079 additional Shares, representing approximately 1.5% of the outstanding Shares were validly tendered and not properly withdrawn pursuant to the Offer.

On January 4, 2019, pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent. Following consummation of the Merger, Purchaser ceased to exist and Parent now holds 100 shares of common stock, par value $0.01 per share, of the Issuer. The Issuer following consummation of the Merger is sometimes referred to in this Schedule 13D as the “surviving corporation.”

The purpose of the Offer was for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Issuer. The Offer, as the first step in the acquisition of the Issuer, was intended to facilitate the acquisition of all of the outstanding Shares. The purpose of the Merger was to acquire all outstanding Shares not validly tendered and properly withdrawn pursuant to the Offer.

As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held by the Issuer (or held in the Issuer’s treasury), Shares held by Parent, Purchaser or any other direct or indirect subsidiary of Parent or the Issuer, Shares held by certain members of the Issuer’s management that were rolled over and converted into shares of an affiliate of Parent and Purchaser (the “Rollover Shares”) and any Shares held by any person who was entitled to and properly demanded statutory appraisal of his, her or its Shares under Section 262 of the DGCL in connection with the Merger) was converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any withholding of taxes required by applicable law.

(c) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in a sale or transfer of a material amount of assets of the surviving corporation or any of its subsidiaries.

(d) On January 4, 2019, (i) pursuant to the Merger Agreement and upon consummation of the Merger, the directors of Purchaser (Lars C. Haegg and James P. Christopoulos) became the directors of the Issuer at the Effective time in replacement of the Issuer’s directors immediately prior to the Effective Time, (ii) Lars C. Haegg voluntarily resigned as a director of the Issuer and (iii) in accordance with the Issuer’s bylaws, effective as of the Effective Time, Christopher Colpitts and John A. McKenna, Jr. were elected as additional directors of the Issuer.

(e) As of the date of this Schedule 13D, there are no current plans or proposal of the Reporting Persons that relate to or would result in a material change in the present capitalization or dividend policy of the Issuer.

(f) As of the date of this Schedule 13D and except as otherwise provided in the Offer to Purchase, it is expected that, initially following the Merger, the business and operations of the Issuer will continue substantially as they are currently being conducted. Nonetheless, Parent will continue to evaluate the business, operations, assets, corporate structure, capitalization, properties, policies, management and personnel of the Issuer, will consider what changes would be desirable in light of the circumstances that exist after the Effective Time and will take such actions as it deems appropriate under the circumstances then existing. It is possible that Parent could implement changes to the Issuer’s business, operations, assets, corporate structure, capitalization, properties, policies, management and personnel that could involve, among other things, modifying certain operations, reorganizing, relocating or otherwise disposing of businesses, operations and material assets or other actions.

(g) At the Effective Time, the Issuer’s certificate of incorporation and bylaws were amended and restated in their entirety pursuant to the terms of the Merger Agreement.

(h), (i) As a result of the Merger, the Issuer became a wholly owned subsidiary of Parent. On January 4, 2019, the Shares ceased to trade on the Nasdaq Global Market (“Nasdaq”), and Nasdaq filed with the Securities and Exchange Commission (the “SEC”) an application on Form 25 to delist and deregister the Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Issuer intends to file with the SEC a Form 15 under the Exchange Act requesting the deregistration of the Shares under Section 12(g) of the Exchange Act and the suspension of the Issuer’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

(j)    As of the date of this Schedule 13D, there are no current plans or proposals of Reporting Persons that relate to, or would result in, any action similar to any of those enumerated above.

Support Agreement

In connection with the execution and delivery of the Merger Agreement, Parent and Purchaser entered into a tender and support agreement with certain stockholders of the Issuer (the “Supporting Stockholders”), dated as of November 6, 2018 (the “Support Agreement”). Pursuant to the Support Agreement, the Supporting Stockholders agreed to tender all Shares (other than the Rollover Shares) beneficially owned by them in the Offer and otherwise support the transactions described above. The Supporting Stockholders beneficially owned in the aggregate approximately 68% of the Issuer’s outstanding Shares.

Rollover Agreement

In connection with the execution and delivery of the Merger Agreement, Parent and Purchaser entered into a rollover agreement with certain stockholders of the Issuer (the “Rollover Stockholders”), dated as of November 6, 2018 (the “Rollover Agreement”). Pursuant to the Rollover Agreement, the Rollover Stockholders agreed to exchange the Rollover Shares for equity interests in PVKG Investment Holdings and agreed not to tender the Rollover Shares pursuant to the Offer. As of November 5, 2018, the Rollover Shares represented approximately 3.2% of the outstanding Shares.

General

The foregoing summary descriptions of the Merger Agreement, the Support Agreement, the Rollover Agreement, the Offer to Purchase, the Letter of Transmittal and the related transactions do not purport to be complete and are qualified in their entirety by reference to the full text of such documents filed as exhibits to this Schedule 13D, and incorporated herein by reference.

The Reporting Persons may, at any time and from time to time, retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: (i) a merger; (ii) sales or acquisitions of assets or businesses; (iii) changes to the capitalization or dividend policy of the Issuer; or (iv) other material changes to the Issuer’s business or corporate structure.

Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: (i) an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; (ii) price levels of the Issuer’s securities; (iii) general market, industry and economic conditions; (iv) the relative attractiveness of alternative business and investment opportunities; and (v) other future developments.

Other than as described above, none of the Reporting Persons or Related Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons or Related Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

Immediately prior to the Effective Time, (a) Purchaser was the direct record owner of, and had the power to vote or to direct the vote of, and to dispose or direct the disposition of, 76,136,103 Shares, representing approximately 97.6%(1) of the outstanding Shares and (b) Parent was the sole stockholder of Purchaser. Parent is a direct and wholly owned subsidiary of PVKG Investment Holdings. PVKG Investment Holdings is a direct subsidiary of PVKG Investment US, which (a) is controlled by PVKG US GP and (b) is a subsidiary of PVKG Jersey LP, and CVC VII AIV. PVKG US GP is a wholly owned subsidiary of PVKG Jersey LP, which is controlled by PVKG Jersey GP. Each of PVKG Jersey GP and PVKG Jersey LP are subsidiaries of CVC VII (A), CVC Investment Europe VII and CVC VII Associates, each of which is controlled by CVC VII GP. CVC VII AIV is controlled by CVC VII GP. Based on the existing relationships between the Reporting Persons, each of the Reporting Persons may have been deemed to be the beneficial owners of the 76,136,103 Shares, representing approximately 97.6%(1) of the outstanding Shares at that time. Immediately prior to the Effective Time, investment and voting power with regards to the 76,136,103 Shares held of record by Purchaser rested with the Board of Directors of CVC VII GP, which consists of the Related Persons set forth in Section 3 of Exhibit 1 attached hereto. Upon consummation of the Merger and as of January 4, 2019, Purchaser ceased to exist. Following the Merger, Parent became the sole stockholder of the surviving corporation, and the Reporting Persons may have been deemed to have become the beneficial owners of the surviving corporation.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b). Each of the Related Persons set forth in Exhibit 1 attached hereto disclaim beneficial ownership of the Shares that were held of record by Purchaser.

(1)	Such percentage is based on 78,040,006 Shares outstanding as of January 3, 2019.

(c) Except as described above pursuant to the Offer, the Merger Agreement and the Rollover Agreement, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Shares.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Merger Agreement, the Support Agreement, the Rollover Agreement and the Offer to Purchase and the Letter of Transmittal and is incorporated herein by reference. A copy of each of these documents is filed as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	List of Directors and Executive Officers

2	Joint Filing Agreement

3	Agreement and Plan of Merger, dated as of November 6, 2018, by and among Parent, Purchaser and Issuer, originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Issuer with the Securities and Exchange Commission on November 7, 2018, which is incorporated herein by reference.

4	Tender and Support Agreement, dated as of November 6, 2018, by and between PVKG Investment Holdings and certain stockholders of Issuer (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by Purchaser with the Securities and Exchange Commission on November 21, 2018).

5	Rollover Agreement, dated as of November 6, 2018, by and between PVKG Investment Holdings and certain stockholders of ConvergeOne Holdings, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Purchaser with the Securities and Exchange Commission on November 21, 2018).

6	Offer to Purchase, dated November 21, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Purchaser with the Securities and Exchange Commission on November 21, 2018).

7	Form of Letter of Transmittal, dated as of November 21, 2018 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Purchaser with the Securities and Exchange Commission on November 21, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2019

PVKG INTERMEDIATE HOLDINGS INC.

By:	/s/ James Christopoulos
Name:	James Christopoulos
Title:	Secretary

PVKG INVESTMENT HOLDINGS INC.

By:	/s/ James Christopoulos
Name:	James Christopoulos
Title:	Secretary

PVKG INVESTMENT US L.P.

By: PVKG INVESTMENT US G.P. LLC, its General Partner

By:	/s/ James Christopoulos
Name:	James Christopoulos
Title:	Secretary

PVKG INVESTMENT US G.P. LLC

By:	/s/ James Christopoulos
Name:	James Christopoulos
Title:	Secretary

CVC CAPITAL PARTNERS VII (A) L.P.

By: CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ Carl J. Hansen
Name:	Carl J. Hansen
Title:	Director

CVC CAPITAL PARTNERS INVESTMENT EUROPE VII L.P.

By: CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ Carl J. Hansen
Name:	Carl J. Hansen
Title:	Director

CVC CAPITAL PARTNERS VII AIV (DELAWARE) L.P.

By: CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ Carl J. Hansen
Name:	Carl J. Hansen
Title:	Director

CVC CAPITAL PARTNERS VII ASSOCIATES L.P.

By: CVC CAPITAL PARTNERS VII LIMITED, its General Partner

By:	/s/ Carl J. Hansen
Name:	Carl J. Hansen
Title:	Director

CVC CAPITAL PARTNERS VII LIMITED

By:	/s/ Carl J. Hansen
Name:	Carl J. Hansen
Title:	Director

PVKG JERSEY L.P.

By: PVKG JERSEY GP LIMITED, its General Partner

By:	/s/ J.H. Cosnett
Name:	J.H. Cosnett
Title:	Director

PVKG JERSEY GP LIMITED

By:	/s/ J.H. Cosnett
Name:	J.H. Cosnett
Title:	Director